Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

To the Board of Directors TFI International Inc.

We consent to the use of our reports each dated February 17, 2026, with respect to the consolidated financial statements of TFI International Inc. which comprise the consolidated statements of financial position as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years then ended, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2025, which reports appear in the Annual Report on Form 40-F of TFI International Inc. for the year ended December 31, 2025.

/s/ KPMG LLP

Montréal, Canada

February 17, 2026